215 Apolena Avenue

Newport Beach, California 92662

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

August 30, 2016

Pamela Long

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fuda Group (USA) Corporation
Amendment #6 to Registration Statement on Form S-1
File No. 333-208078

Dear Ms. Long:

Attached for filing with the Securities and Exchange Commission is Amendment No. 6 to the Fuda Group (USA) Corporation registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated August 3, 2016 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The offering has been changed from an offer of 100,000,000 shares at $2.00 to 50,000,000 shares at $5.85. The appropriate changes have been made throughout the registration statement.

The Company determined to raise the offering at a per share price from $2.00 per share to $5.85. The appropriate changes have been made throughout the registration statement.

The page referenced page numbers below refer to the pages appearing on the redlined copy.

Company Website

1.	We note the disclosure of potential acquisitions on your company website related to gold mining, graphite mining, fluorite mining, and granite/marble mining including company names, reserves, production, and economic values. Considering that you have not entered any agreements to acquire these companies please tell us why this information is included on your company website.

The Company has removed these references from its website.

1

General

2.	Please update your financial statements for the period ending June 30, 2016 in your next amendment.

The financial statements have been updated for the period ending June 30, 2016.

Risk Factors

3.	We note your response to comment 5 and we reissue the comment. It appears the term possible reserve has not been removed from page 26.

The noted disclosure has been revised and appears on page 26 of the prospectus.

Dilution

4.	We note your response to prior comment 6 and your revised disclosure. It appears your per share amount is inaccurate based upon the net tangible book value disclosed at March 31, 2016 and shares outstanding. Please revise.

The noted disclosure has been corrected. Please note that the dilution tables have been revised based on the new offering price. Dilution begins on page 36 of the prospectus.

The Business

5.	We note your response to comment 8. It appears you reference 8 parcels of land with land use rights and 3 operating mines in your disclosure, however your map indicates 7 parcels of land and 2 operating mines. Please advise. Additionally revise to include a scale to your map.

A revised map has been included showing the 3 mines and 8 parcels of land as well as a scale. The map appears on page 44 of the prospectus.

6.	We note your revised map on page 45. Your disclosure implies that your land use rights surround or are adjacent to operating gold mines however it appears from your map that there is considerable distance between your land use rights and the operating mines. Please advise and, if necessary, revise your disclosure to clarify.

The revised map gives a good indication of the distance between the land use rights properties and the operating gold mines. The disclosure has also been clarified and appears on page 44 of the prospectus.

2

Operations

7.	Please expand upon the following aspects of the table presented at the bottom of page 43 in your next amendment:

· Please explain the disparity in the difference between your purchase and sale prices for granite blocks (231%) and granite construction slabs (15%); and

· Please explain how you were able to sell more tonnage than you purchased for both types of granite.

Additionally, please disclose, within this table, the average purchase price and average sales price in U.S. dollars in your next amendment.

We have corrected and revised the disclosure of this section in the Form S-1 Amendment #6 on page 5 and 42.

Management’s Discussion and Analysis

Discussion of the Years Ended December 31, 2015 and 2014

8.	For your granite stones business, please disclose the following for both fiscal years ended 2015 and 2015:

Total tonnage sold;
Average sales price per tonnage;
Average purchase price per tonnage; and
Any other actors, such as shipping costs, included in your cost of sales.

Based on the table provided on page 43, it appears your gross margin would be at most 56.8% which is lower than the 61.6% disclosed in the table. Please advise. This comment also applies to your disclosure for the three months ended March 31, 2016 and 2015.

We have included the following disclosure in the Form S-1 Amendment #6 on page 5 and 42.

December 31, 2014		Purchase	Purchase	Sales	Sales
	Quantity	Price	Unit Price	Price	Unit Price
Granite Blocks (Ton)	59,084	$12,904,888	$218	$35,625,844	$603
Granite Slabs (Square Meter)	36,887	$634,791	$17	$1,029,100	$28
Total		$13,539,679		$36,654,944

December 31, 2015		Purchase	Purchase	Sales	Sales
	Quantity	Price	Unit Price	Price	Unit Price
Granite Blocks (Ton)	91,240	$5,191,344	$57	$25,907,614	$284
Granite Slabs (Square Meter)	383,316	$6,876,383	$18	$11,834,426	$31
Total		$12,067,727		$37,742,040

We have revised the disclosures and included the following information under Management’s Discussion and Analysis Discussion of the Years Ended December 31, 2015 and 2014

3

The purchase price of granite stones was higher in 2013 because the granite stones involved additional effort and costs for the supplier to prepare to meet the requirements of the international customer as well as the standards to export. As of December 31, 2013, the Company had ending inventory in the amount of RMB34,702,993 or US$5,679,391 to carryover. In 2014, the Company had shifted its business to focus on domestic customers rather than international customers and therefore renegotiated the purchase price of the granite stones with the suppliers. The suppliers agreed to lower the price of the goods as there was less effort and cost for the supplier to prepare the goods for domestic customers. As a result of the 2013 ending inventory that was carried over to 2014 and the renegotiation of prices with the suppliers, the cost of goods and gross margin were effected in 2014.

	Revenues		Cost of Sales		Gross Margin %
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Granite Stones	29,481,294	12,966,742	11,323,077	5,243,149	61.6%	59.6%
Graphite	224,936	-	199,957	-	11.1%	0.0%
Fluorite	249,926	-	174,966	-	30.0%	0.0%
Gold	187,989	-	238,036	-	-26.6%	0.0%
Total	30,144,145	12,966,742	11,936,036	5,243,149	60.4%	59.6%

	Revenues		Cost of Sales		Margin %
	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015	2016	2015
Granite Stones	13,328,169	9,902,672	3,721,342	4,493,506	72.1%	54.6%
Graphite	280,008		276,464		1.3%
Fluorite	280,008		277,826		0.8%
Gold	8,552,656		5,311,951		37.9%
Total	22,440,841	9,902,672	9,587,583	4,493,506	57.3%	54.6%

	Revenues		Cost of Sales		Margin %
	For the Six Months Ended		For the Six Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015	2016	2015
Granite Stones	18,335,610	14,830,360	4,669,760	7,652,499	74.5%	48.4%
Graphite	280,008	-	276,464	-	1.3%	0.0%
Fluorite	280,008	-	277,826	-	0.8%	0.0%
Gold	8,630,590	-	5,383,788	-	37.6%	0.0%
Total	27,526,216	14,830,360	10,607,838	7,652,499	61.5%	48.4%

	For the Years Ended
	December 31,	December 31,
	2015	2014
Cost of sales
Custom duties charges	-	194,166
Freight and courier	-	540,451
Product costs	11,936,036	4,507,982
Other cost of sales	-	550
Total	11,936,036	5,243,149

4

Discussion of Three months ended March 31, 2016 and 2015

9.	We note your disclosure to explain why gross margin increased from 35.9% to 79.9% is that you “acquired at low cost and sold at high price.” Please expand on the specific factors that allowed you to do this, including material trends in the granite market that enabled this.

We have corrected and revised the gross margin for the discussion for the Three and Six months ended June 30, 2016 and 2015. Please refer to Comment 8 for Gross Margin information as well.

The gross margin was effected by the quality of the granite stones received by the Company from the supplier. The Company purchased granite stones in batches from the suppliers, and the Company would sort the granite stones into different grades. In 2016, the Company received better-quality granite stones than in 2015, therefore the Company was able to sell them at a higher price. The imperfect granite stones received in 2015 were included as part of the cost of the inventory which resulted in a lower profit margin in 2015.

December 31, 2015 Financial Statements

4. Security Deposits to Suppliers, page F-13

10.	We note your response to prior comment 20 and your rollforward of this account provided as schedule 2. Please address the following:

As previously requested, please provide a rollforward for all periods presented of your inventory account. We note the line item in your rollforward “decrease – inventory purchase” but are not able to tie these transactions back to the $0 balance at December 31, 2015 and $30,982 balance of inventory at March 31, 2016;

We have provided a revised Inventory rollforward schedule (Attachment #1) and Security Deposits to Supplier rollforward schedule (Attachment #2) which should provide clarification on this comment.

Tell us the nature of the transaction “decrease-withdrawal from supplier” and provide the journal entry you use to record this transaction; and

“Decrease-Withdrawal from supplier” is when the deposits/advances to suppliers are refunded/returned from the suppliers to the Company. The journal entry as follows:

DR Bank/Cash

CR Security Deposits to Suppliers

We have revised the label of “Decrease-Withdrawal from supplier” to “Return/Withdrawal of deposits from supplier” in the revised Security Deposits to Supplier rollforward schedule.

Tell us how you arrived at the $881,833 spot rate per the balance sheet at December 31, 2015 and how this relates to the rollforward amounts provided.

We have provided a revised Inventory rollforward schedule (Attachment #1) and Security Deposits to Supplier rollforward schedule (Attachment #2) which should provide clarification on this comment.

5

Related Party Transactions, page F-14

11.	We note your responses to prior comments 21 through 23 and your revised disclosure. Please address the following:

•	You indicate that the stones that were traded to relieve A/P and were done so at a later time than the purchase of the land. Therefore the fair value of the stones was not determinable and therefore a gain or loss was not recorded. On page 72 you disclose that when the stones were delivered you would decrease inventory and record cost of sales. Tell us why you could not deliver the stones at the time of the land exchange if the stones were included in inventory. In other words, tell us why you could not record the exchange of land for stones at historical cost if these stones were purchased and recorded as inventory;

The Company could not record the exchange of land for stones at historical costs because the stones to be delivered to the land sellers are based on fair market sales price in the future, and is not based on the costs of the stones paid by the Company. The sales to relieve the accounts payable were not needed immediately as the exchange wasn’t instant and the stones in inventory at the time weren’t all going to relieve this debt. The agreement was to provide stones in barter when the land sellers needed the stones. The transaction would have been completed when the lands were transferred if all of the stones were immediately delivered from inventory and extinguished but instead the stones were delivered as required and “sold” or bartered at fair market value of the stones in the future which can changed considerably over the period of the barter where there was no fixed or historical price that could be utilized.

•	As previously requested, please provide us the journal entries used to record all Land that is currently recorded on your balance sheet. These entries should include the original purchase of the land, the transfer of stones where inventory is decreased and the cost of sales and gain is recorded;

We have provided the journal entries as requested (Attachment #3)

•	Please provide a rollforward of your inventory line item for all periods presented. This rollforward should clearly indicate the transactions related to the barter transactions where stones were delivered as consideration for the land;

We have provided a revised Inventory rollforward schedule (Attachement #1) for all periods presented and indicated the transactions related to the barter transactions.

•	You state that no gain or loss was to be recorded because these transactions were not at arms-length however you have reclassified out of revenue gains on barter transactions as a restatement to your financial statements. Tell us how it is appropriate to record a gain on these transactions and also tell us the difference between the amounts recorded as revenue in your amendment #4 and the gain reclassified in the current amendment. For example, in amendment #4 you recorded $8,257,534 and $23,100,627 as barter revenue for the years ending December 31, 2015 and 2014, respectively but reclassified as a gain from barter transactions in your recent amendment #5 $7,631,963 and $15,850,360 for the years ending December 31, 2015 and 2014 respectively;

•	Your response did not address how your accounting complies with GAAP, specifically ASC 845 or ASC 850. In this regard, it is unclear why any gain is being recorded when the stones are delivered. As a transaction with a related party, we would assume no gain would be recognized when using the carrying value of the amount of the stones. To the extent this is an exchange, tell us whether or not these transactions are in the normal course of business and if they have commercial substance as defined in ASC 845-10-30-4.

The land barter deals are affiliated entities and not related parties because Mr. Xiaobin Wu, the Company’s officer and director, is the Managing Director of Dandong Fuda Investment Co., Ltd (“Fuda Investment”) and Winner International Industries Ltd., (“Winner International”), each of these entities also holds a small (under 5%) interest in the Company which are considered affiliated entities instead of related parties. As a result of being an affiliated entity and not a related party, the Company sold the stones for a profit over cost therefore a gain on barter exchange is being recognized.

6

We have revised and included the following disclosure under “Related Party Transactions” and “Barter Trade Exchange” footnote.

Related Party Transactions

Mr. Xiaobin Wu, the Company’s officer and director, is the Managing Director of Dandong Fuda Investment Co., Ltd (“Fuda Investment”) and Winner International Industries Ltd., (“Winner International”), each of these entities also holds a small (under 5%) interest in the Company which are considered affiliated entities.

Sales revenues from affiliated entities were $nil and $nil, and the corresponding cost of sales from affiliated entities were $nil and $nil for the years ended December 31, 2015 and 2014, respectively.

In 2014, the Company acquired lands from Fuda Investment for RMB 156,845,700 and from Winner International for RMB 65,965,000. In addition, Fuda Investment and Winner International has executed sales agreements to purchase granite stones from the Company. Any revenues and cost of sales for these entities is shown separately on the Statement of Operation as Revenue and Cost of Sales from Affiliated Entities. The purchase price of the land (corresponding outstanding payables) was to be paid off by fair market sales price of the stones as a barter trade exchange. (Refer to “Barter Trade Exchange” Footnote)

Barter trade revenues from affiliated entities were $8,260,746 and $23,100,645, and the corresponding cost of sales from affiliated entities were $625,571 and $7,133,522 for the years ended December 31, 2015 and 2014, respectively. Gains from barter trade were $7,631,963 and $15,967,123 for the years ended December 31, 2015 and 2014, respectively.

Barter Trade Exchange

In 2013, the Company acquired lands from Beijing Huanda Renewal Resources Recycling Co. Ltd. (“Beijing Huanda”) (non-related party) for RMB 55,944,000. In addition, Beijing Huanda is also a customer of the Company who has executed sales agreements to purchase granite stones from the Company. The purchase price of the land (its corresponding outstanding payables) were partially paid off in cash as well as in a barter trade exchange which the fair market sales price of the stones were used to offset the outstanding payables.

In 2014, the Company acquired lands from Fuda Investment (affiliated entity) for RMB 156,845,700, and from Winner International (affiliated) for RMB 65,965,000. In addition, Fuda Investment and Winner International has executed sales agreements to purchase granite stones from the Company. The purchase price of the land (its corresponding outstanding payables) was to be paid off by fair market sales price of the stones as a barter trade exchange.

In accordance to ASC 845-10-05-6, the transactions above are considered nonmonetary transaction because the transactions involve exchange of products held for sale in the ordinary course of business (inventory) for other productive assets (lands) as a means of selling the product (inventory) to a customer.

In accordance to ASC 845-10-30, the lands purchased were recorded at the purchase price of the lands (assets received) as indicated on the agreement because the costs to acquire the stones from the suppliers; and the grade, the sales prices, and the quantity of stones to be delivered was not determinable at the time of the exchange. As a result, the earning process was not completed at the time of the exchange and therefore gain or loss cannot be computed at the time of the exchange.

The Company could not record the exchange of land for stones at historical costs because the stones to be delivered to the land sellers are based on fair market sales price in the future, and is not based on the costs of the stones paid by the Company. The sales to relieve the accounts payable were not needed immediately as the exchange wasn’t instant and the stones in inventory at the time weren’t all going to relieve this debt. The agreement was to provide stones in barter when the land sellers needed the stones. The transaction would have been completed when the lands were transferred if all of the stones were immediately delivered from inventory and extinguished but instead the stones were delivered as required and “sold” or bartered at fair market value of the stones in the future which can changed considerably over the period of the barter where there was no fixed or historical price that could be utilized.

7

The Company initially recognized land assets and its corresponding payables to the sellers at purchase price of the lands as indicated on the agreement. When stones were delivered to the sellers as ordered, the fair market sales price of the stones delivered were recognized against the outstanding amount owed to the sellers. The differences between the fair market sales price of the stones delivered and the cost of the stones purchased by the Company in inventory were recognized as gain or loss from barter trade.

The Company reviewed ASC 845-10-30-4 and determined that the barter trade exchange transactions above are in the normal course of business and have commercial substance because the Company’s future cash flows are expected to significantly change as a result of the exchange. The Company’s future cash flows are expected to significantly change because the configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred. In the normal course of business, the Company purchase granite stones, sell to customers for profit and receive cash payment from the customers which has commercial substance. In the barter trade exchange, the Company purchased granites stones and sold to the land sellers as customers and received land as payment. The future cash flows of the lands received differs significantly from the configuration of the future cash flows of the granite stones transferred. If the Company did not acquire lands from these customers, the Company would receive cash from these customers as payment. In contrary, if the Company did not sell granite stones to these land sellers as customers, the Company would pay cash to these land sellers for the lands as payment.

Please refer to the following for more information for the comparison based on Amendment No. 4 to the S-1 Registration Statement and Amendment No. 6 to the S-1 Registration Statement:

Per Form S-1 Amendment #4

	Sales Revenues		Cost of Sales		Gross Margin
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Affiliated entities	8,257,534	23,100,627	625,571	7,250,258	7,631,963	15,850,369
Third parties	30,147,357	19,417,843	11,936,279	7,020,073	18,211,078	12,397,770
Total	38,404,891	42,518,470	12,561,850	14,270,331	25,843,041	28,248,139

Per Form S-1 Amendment #6

	Sales Price (Fair Value)		Cost of Goods (Fair Value)		Gain/Loss
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Barter Trade-Affiliated parties	8,257,534	23,100,645	625,571	7,133,522	7,631,963	15,967,123
Barter Trade-Third parties	3,212	6,451,083	243	1,893,660	2,969	4,557,423
Total	8,260,746	29,551,728	625,814	9,027,182	7,634,932	20,524,546

	Revenues		Cost of Sales		Gross Margin
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Regular Trade-Related parties	-	-	-	-	-	-
Regular Trade-Third parties	30,144,145	12,966,742	11,936,036	5,243,149	18,208,109	7,723,593
Total	30,144,145	12,966,742	11,936,036	5,243,149	33,479,988	48,774,699

8

March 31, 2016 Financial Statements

Statements of Cash Flows, page F-25

12.	As previously requested, please revise so that the March 31, 2015 cash flows from operating activities foots properly.

The Staff’s comment has been noted and the disclosure corrected for March 31, 2015. We have included June 30, 2016 and June 2015 Statements of Cash Flows in the amended filings.

Sincerely,

/s/ Lee W. Cassidy

Lee W. Cassidy

9

Fuda Group (USA) Corporation

Inventory Rollforward Schedule (Comment #10-Attachment #1)

	Liaoning Fuda		Fuda UK		Marvel		TOTAL
	RMB	USD	RMB	USD	RMB	USD	USD
1/1/2014-Beginning Balance	34,702,993	5,679,351		-		-	5,679,351
Increase: Purchases from suppliers	48,503,455	7,892,278		-		-	7,892,278
Increase: Returns from Customers	-	-		-		-	-
Less: Barter trade outgoing	(55,478,220)	(9,027,182)		-		-	(9,027,182)
Less: Regular trade outgoing	(27,704,638)	(4,507,982)		-		-	(4,507,982)
Less: Exchange Rate Gain/Loss		(32,621)		-		-	(32,621)
12/31/2014-Ending Balance	23,590	3,843	-	-	-	-	3,843	BS

1/1/2015-Beginning Balance	23,590	3,843	-	-		-	3,843
Increase: Purchases from suppliers	75,123,231	12,063,939	1,482,270	238,036	2,334,680	374,923	12,676,897
Increase: Returns from Customers	-	-		-		-	-
Less: Barter trade outgoing	(3,897,003)	(625,814)		-		-	(625,814)
Less: Regular trade outgoing	(71,249,819)	(11,441,912)	(1,482,270)	(238,036)	(2,334,680)	(374,923)	(12,054,871)
Less: Exchange Rate Gain/Loss		(55)		-	-	-	(55)
12/31/2015-Ending Balance	-	-	-	-	(0)	-	-	BS

1/1/2016-Beginning Balance	-	-	-	-		-	-
Increase: Purchases from suppliers	6,204,700	948,597	669,000	102,279		-	1,050,877
Increase: Returns from Customers	-	-		-		-	-
Less: Barter trade outgoing	-	-		-		-
Less: Regular trade outgoing	(6,203,528)	(948,418)	(469,878)	(71,837)		-	(1,020,255)
Less: Exchange Rate Gain/Loss		2		358		-	360
3/31/2016-Ending Balance	1,172	181	199,122	30,801	-	-	30,982	BS

4/1/2016-Beginning Balance	-	-	-	-		-	-
Increase: Purchases from suppliers	30,520,552	4,669,939	35,185,934	5,383,788	3,622,584	554,290	10,608,018
Increase: Returns from Customers	-	-		-		-	-
Less: Barter trade outgoing	-	-		-		-	-
Less: Regular trade outgoing	(30,519,380)	(4,669,760)	(35,185,934)	(5,383,788)	(3,622,584)	(554,290)	(10,607,838)
Less: Exchange Rate Gain/Loss	-	(3)		-		-	(3)
6/30/2016-Ending Balance	1,172	176	-	-	-	-	176	BS

10

Fuda Group (USA) Corporation

Security Deposits to Supplier Rollforward Schedule (Comment #10-Attachment #2)

	Liaoning Fuda				Fuda UK		TOTAL BS
	Supplier A	Supplier B	Supplier C	Subtotal	Supplier A
	RMB	RMB	RMB	USD	RMB	USD	USD
1/1/2014-Beginning Balance	9,702,000	9,702,000	9,702,000	4,763,370			4,763,370
Increase: Payment to Supplier Deposit				-			-
Less: Inventory Purchased applied against deposits			(4,420,000)	(719,204)			(719,204)
Less: Return/Withdrawal of deposits from supplier	(5,000,000)	(7,500,000)		(2,033,947)			(2,033,947)
Less: Exchange Rate Gain/Loss				(25,041)			(25,041)
12/31/2014-Ending Balance	4,702,000	2,202,000	5,282,000	1,985,178	-	-	1,985,178	BS

1/1/2015-Beginning Balance	4,702,000	2,202,000	5,282,000	1,985,179		-	1,985,179
Increase: Payment to Supplier Deposit	14,370,092			2,307,674	6,460,000	1,037,403	3,345,077
Less: Inventory Purchased applied against deposits	(14,370,092)			(2,307,674)		-	(2,307,674)
Less: Return/Withdrawal of deposits from supplier	(4,702,000)	(2,202,000)	(5,282,000)	(1,956,933)		-	(1,956,933)
Less: Exchange Rate Gain/Loss				(28,246)		(41,237)	(69,483)
12/31/2015-Ending Balance	-	-	-	-	6,460,000	996,166	996,166	BS

1/1/2016-Beginning Balance	-	-	-	-	6,460,000	995,559	995,559
Increase: Payment to Supplier Deposit	10,500,000	9,500,000	9,225,000	4,468,026	6,460,000	987,629	5,455,655
Less: Inventory Purchased applied against deposits				-		-	-
Less: Return/Withdrawal of deposits from supplier				-		-	-
Less: Exchange Rate Gain/Loss				52,539		15,296	67,835
3/31/2016-Ending Balance	10,500,000	9,500,000	9,225,000	4,520,565	12,920,000	1,998,484	6,519,049

1/1/2016-Beginning Balance	-	-	-	-	6,460,000	999,242	999,242
Increase: Payment to Supplier Deposit	10,500,000	9,500,000	9,225,000	4,471,707	6,460,000	988,442	5,460,149
Less: Inventory Purchased applied against deposits				-		-	-
Less: Return/Withdrawal of deposits from supplier				-		-	-
Less: Exchange Rate Gain/Loss				(73,087)		(43,110)	(116,197)
6/30/2016-Ending Balance	10,500,000	9,500,000	9,225,000	4,398,620	12,920,000	1,944,574	6,343,194	BS

11

Fuda Group (USA) Corporation

Journal Entry for Land, Transfer of Stones, etc Schedule (Comment #11-Attachment #3)

Date	Transaction Description	Debit	Credit
10/20/12	Land	1,126,650.00
	Accounts Payable-Dandong City, Room 1816 100 Jinjiang Street		1,126,650.00
	Land	29,421,000.00
	Accounts Payable-FIL Limited		29,421,000.00
04/30/13	Land	1,563,000.00
	Accounts Payable- Gao Shi Jun		1,563,000.00
05/30/13	Land	39,402,040.51
	Accounts Payable- Wu Xiao Bin		39,402,040.51
07/01/13	Land	55,944,000.00
	Accounts Payable-Beijing Huanda		55,944,000.00
04/30/14	Land	193,389,700.00
	Accounts Payable-Fuda Investments		127,424,700.00
	Accounts Payable-HK Winner		65,965,000.00
		320,846,390.51	320,846,390.51

Year 2013	Accounts Payable-Beijing Huanda	12,011,463.60
	Cash or Bank (Various)		12,011,463.60

Year 2014	Accounts Payable-Beijing Huanda	39,646,322.18
	Sales-Barter Trade		39,646,322.18
	Cost of goods sold-Barter Trade	11,637,837.87
	Inventory		11,637,837.87
	Accounts Payable-Beijing Huanda	4,266,214.22
	Cash or Bank (Various)		4,266,214.22
	Sales-Barter Trade	39,646,322.18
	Cost of goods sold-Barter Trade		11,637,837.87
	Gain/(Loss) on Barter Trade		28,008,484.31

Year 2015	Accounts Payable-Beijing Huanda	20,000.00
	Sales-Barter Trade		20,000.00
	Cost of goods sold-Barter Trade	1,515.15
	Inventory		1,515.15
	Sales-Barter Trade	20,000.00
	Cost of goods sold-Barter Trade		1,515.15
	Gain/(Loss) on Barter Trade		18,484.85

Year 2014	Accounts Payable-Fuda Investments	89,197,290.00
	Sales-Barter Trade		89,197,290.00
	Cost of goods sold-Barter Trade	28,876,910.79
	Inventory		28,876,910.79
	Sales-Barter Trade	89,197,290.00
	Cost of goods sold-Barter Trade		28,876,910.79
	Gain/(Loss) on Barter Trade		60,320,379.21

Year 2015	Accounts Payable-Fuda Investments	38,277,410.00
	Sales-Barter Trade		38,277,410.00
	Cost of goods sold-Barter Trade	2,896,017.65
	Inventory		2,896,017.65
	Sales-Barter Trade	38,277,410.00
	Cost of goods sold-Barter Trade		2,896,017.65
	Gain/(Loss) on Barter Trade		35,381,392.35

Year 2014	Accounts Payable-HK Winner	52,772,000.00
	Sales-Barter Trade		52,772,000.00
	Cost of goods sold-Barter Trade	14,963,470.86
	Inventory		14,963,470.86
	Sales-Barter Trade	52,772,000.00
	Cost of goods sold-Barter Trade		14,963,470.86
	Gain/(Loss) on Barter Trade		37,808,529.14

Year 2015	Accounts Payable-HK Winner	13,193,000.00
	Sales-Barter Trade		13,193,000.00
	Cost of goods sold-Barter Trade	999,469.70
	Inventory		999,469.70
	Sales-Barter Trade	13,193,000.00
	Cost of goods sold-Barter Trade		999,469.70
	Gain/(Loss) on Barter Trade		12,193,530.30

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